SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 14 2002

Swedish Match AB
(Translation of Registrant's Name Into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press Release dated February 14, 2002: "Swedish Match announces new prices on moist snuff, for sale in the US"

SWEDISH MATCH

PRESS RELEASE

Nasdaq: SWMAY   Stockholmsbörsen: SWMA

February 14, 2002

Swedish Match announces new prices on moist snuff, for sale in the US

Swedish Match AB announced today that Swedish Match North America have increased wholesale prices on its moist snuff by 11 cents per can, effective February 20, 2002. The new wholesale list price for Timber Wolf will be $1.46 per can, and for Sequoia and Renegades $2.58 per can.

Swedish Match is an international group with its head office in Stockholm. The company manufactures a broad range of products within the OTP (Other Tobacco Products) category, with smokeless tobacco as its core business along with cigars and pipe tobacco, as well as matches and lighters. The products are sold in approximately 140 countries. Sales for the twelve months ending December 31, 2001 amounted to 13,635 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Sven Hindrikes, Executive Vice President and Chief Financial Officer — *office +46 8 658 02 82*, *mobile +46 70 567 41 76*

Bo Aulin, Senior Vice President, Secretary and General Counsel — *office +46 8 658 03 64*, *mobile +46 70 558 03 64*

Emmett Harrison, Vice President, Investor Relations — *office +46 8 658 01 73*, *mobile +46 70 938 01 73*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: February 14, 2002

By: /s/ Lennart Sundén
Name: Lennart Sundén
Title: President and Chief Executive Officer